Exhibit 99.1

POINTS INTERNATIONAL LTD.
(the "Corporation")

BY-LAW NO. 3

A by-law amending By-Law No. 1 of POINTS INTERNATIONAL LTD. (the "Corporation").

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

1.	Section 45 of By-Law No. 1 of the Corporation is replaced in its entirety with the following:

"45.     Security Certificates

Security certificates (and the form of transfer power on the reverse side thereof), if any, shall (subject to compliance with section 49 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by a director or officer of the Corporation; provided that, unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of the transfer agent and/or registrar of the Corporation. Any additional signatures required may be printed or otherwise mechanically reproduced. A share certificate executed as aforesaid shall be valid notwithstanding that one of the directors or officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate."

2.	Section 47 of By-Law No. 1 of the Corporation is replaced in its entirety with the following:

"47.     Surrender of Security Certificates

Subject to the Act, no transfer of a security issued by the Corporation which is represented by a certificate shall be recorded or registered unless and until the security certificate representing the security to be transferred has been surrendered and cancelled."

PASSED by the directors of the Corporation on January 26, 2011.

CONFIRMED by the shareholders of the Corporation on May 3, 2011.